June 2, 2020

VIA EDGAR

Ms. Elena Stojic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. Stojic:

This letter responds to your comments that we discussed on May 29, 2020, relating to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement filed on April 6, 2020, for the principal purpose of amending two new series, American Century Mid Cap Growth Impact ETF and American Century Sustainable Equity ETF (each, a “Fund” and collectively, the “Funds”). Terms not defined herein are defined in the prior correspondence, filed May 15, 2020 (“Prior Correspondence”). For your convenience, we restate each of your comments prior to our responses.

1.	Comment: We reiterate Comment 19 from the Prior Correspondence as it applies to ESGA. We believe an 80% test should apply for the word “sustainable” in the Fund’s name.

Response: We respectfully disagree with the Staff’s position that the word “sustainable” suggests a type of investment for the reasons described in our response to Comment 19 from the Prior Correspondence. However, we have added the following 80% test to our disclosure, “Under normal market conditions, the Fund will invest at least 80% of its assets in sustainable equity securities. For this purpose, the advisor defines sustainable securities as those to which the advisor’s proprietary model assigns an ESG score that is in the top three quartiles of the ESG scores the model assigns to all of the securities in the fund’s investment universe, the S&P 500® Index.”

2.	Comment: In the Disclaimer section, please describe what is meant by the acronym AMSSM.

Response: Actively Managed Solution (AMS) is a service mark of NYSE Group, Inc. or its affiliates and has been licensed for use by American Century Investment Management, Inc. We revised the disclosure as requested.

If you have any questions with regard to the above responses, please contact the undersigned at Ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley Bergus
Ashley Bergus
Assistant Secretary